UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Ivanhoe Mines Ltd.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
46579N

(CUSIP Number)
Ben Mathews
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
+44 (0) 20 7781 2058

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP
United Kingdom
+44 (0) 20 7655 5576
January 4, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,447,400 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

225,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,447,400 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

HC, CO

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No.	46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,447,400 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

225,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,447,400 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Page 3 of 7 Pages

Item 1. Security and Issuer.
     This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007 and October 26, 2007 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text to the end of the twenty-third paragraph of Item 3:
“On January 4, 2008, the Company drew an additional $100 million from the Facility.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the last two sentences of the third paragraph of Item 5 with the following text:
“On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion1, are currently exercisable to purchase an additional 25,000,000 Shares. As of January 4, 2008, the Loan Amount is convertible into an additional 25,000,000 Shares.”
     Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the fourth paragraph of Item 5 with the following text:
“Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 225,447,400 Shares which, assuming the subscription by RTIH for an additional 46,304,473 Shares (and any Top Up Placement Shares if necessary), the exercise of all the Series A Warrants and the Series B Warrants, the exercise of certain of the Series C Warrants and the conversion of the Loan Amount into Shares, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, would represent 40.0 per cent of Company’s outstanding Shares on a fully diluted basis.”
     Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the fifth paragraph of Item 5 with the following text:
“The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 374,922,746 Shares outstanding as

[1]	As at January 4, 2008, the Funding Proportion is 5/7, which is equal to the lesser of one and the result obtained by dividing (i) $250 million, the total drawdown under the Facility, by (ii) $350 million.

Page 4 of 7 Pages

of September 30, 2007, as contained in the Company’s quarterly report for the quarterly period ended September 30, 2007, furnished to the SEC on November 19, 2007.”
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 5 of 7 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2008

Rio Tinto plc

/s/ Roger P. Dowding
Signature

Roger P. Dowding / Deputy Secretary

Name/Title

Rio Tinto International Holdings Limited

/s/ Roger P. Dowding

Signature

Roger P. Dowding / Secretary

Name/Title

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Page 7 of 7 Pages